Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 01 June 2017

Name of applicant:		RANDGOLD RESOURCES LIMITED
Name of scheme:		Randgold Resources Limited Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan
Period of return:	From:	1 December 2016	To:	31 May 2017
Balance of unallotted securities under scheme(s) from previous return:		679 481 Ordinary Shares of US$0.05 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	1,100,000 Ordinary Shares of US$0.05 each in relation to the Randgold Resources Limited Restricted Share Scheme; and

300,000 Ordinary Shares of US$0.05 each in relation to the Randgold Resources Limited Co-Investment Plan.
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	20 500 Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme;

188 600 Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme; and

26 363 Ordinary Shares of US$0.05 each under the Randgold Resources Limited Co-Investment Plan.
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1 844 018 Ordinary Shares of US$0.05 each

Name of contact:	Martin Welsh
Telephone number of contact:	+44 (0) 1534 735333